UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed Under Section 33(a) of the
Public Utility Holding Company Act of 1935, as amended

Compania Nacional de Gas, S.A. de C.V.
(Name of foreign utility company)

ONEOK, Inc.
(Name of Filing company, if filed on behalf
of a foreign utility company)

ONEOK, Inc. (“ONEOK”), an Oklahoma corporation, acting on behalf of Compania Nacional de Gas, S.A. de C.V. (“CNG”), hereby notifies the Securities and Exchange Commission (the “Commission”) that CNG proposes to be, and hereby claims status for CNG as, a foreign utility company within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (“PUHCA”).

Item 1.    State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

The name and business address of the entity claiming foreign utility company status is:

Compania Nacional de Gas, S.A. de C.V.
Edificio Salart
Morelos 511 Sur
Piedras Negras, Coahuila
Mexico

CNG provides natural gas distribution services at retail to approximately 23,000 residential, commercial, and indistrial customers in Piedras Negras, Coahuila, Mexico, under a permit granted by Mexican authorities. Natural gas is received by CNG via one city gate with a loop pipeline developed system which utilizes five to 20 pound pressure. CNG’s distribution system was established in 1934.

Southern Union Company, a Delaware corporation (“Southern Union”), acting on behalf of CNG, previously notified the Commission, pursuant to a Form U-57 filed with the Commission in July 1997, of CNG’s status as a foreign utility company.

ONEOK and Southern Union are presently engaged in a process by which ONEOK will acquire and own the Texas assets of Southern Union, including two wholly owned subsidiaries of Southern Union—Southern Union Energy International, Inc. (“SUEI”), and Southern Union International Investments, Inc. (“SUII”)—and their wholly-owned Mexican subsidiary Energia Estrella Del Sur, S.A. de C.V. (“Estrella”) (the “Transaction”). Upon completion of the Transaction, ONEOK, through its subsidiaries SUEI and SUII, will own a 100% interest in Estrella, which in turn owns a 43.29% interest in CNG.

CNG has outstanding two classes of capital shares, par value one peso per share, which shares are the only classes of voting securities outstanding. In addition to Estrella’s 43.29% interest, the majority of the remainder of the capital shares of CNG currently are owned by members of the Cobo and Libson families. Set forth below is a list of those persons who hold 5% or more of the capital stock of CNG and the approximate percentage of shares outstanding and held by such persons as of April 22, 2002.

Name of Stockholder	Percentage as of April 22, 2002
Juan A. Cobo Martinez	9.85%
Magdalena Cobo de Galan	9.85%
Boris Libson Maldonado	8.73%
Morris Libson Valdes	7.28%
Hector N. Montemayor	6.13%

Item 2.    State the name of any domestic associate public utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public utility company for its interest in the foreign utility company.

ONEOK distributes natural gas as a public utility in the State of Oklahoma through Oklahoma Natural Gas Company, a division of ONEOK, Inc. (“ONG”), and in the State of Kansas through Kansas Gas Service Company, a division of ONEOK, Inc. (“KGS”). Upon completion of the Transaction, ONEOK will also distribute natural gas as a public utility in the State of Texas as Texas Gas Service Company, a division of ONEOK, Inc. (“TGS”), through the assets currently owned and operated by Southern Union as Southern Union Gas Company, a division of Southern Union Company. As a result of the Transaction, ONG, KGS, and TGS will become domestic associate public utility

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companies of CNG. No portion of the purchase price for the transaction will be paid by ONG, KGS, or TGS.

Exhibit A.    State Certification Required Under Section 33(a)(2) of the Act.

State certifications from the Oklahoma Corporation Commission, the Kansas Corporation Commission, and the Railroad Commission of Texas are filed herewith as Exhibits A.1, A.2, and A.3, respectively, as required under Section 33(a)(2) of the Act.

SIGNATURE

The undersigned Company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

ONEOK, INC.

By:	/s/ Sue Griffin
Sue Griffin, Vice President & Associate General Counsel

Date: December 13, 2002

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(Letterhead of Oklahoma Corporation Commission)

November 21, 2002

Mr. Jonathan G. Katz, Secretary
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20036

Re:	ONEOK, Inc.

Dear Mr. Katz:

ONEOK, Inc. (“ONEOK”), doing business in the State of Oklahoma as a local distribution company through its operating division, Oklahoma Natural Gas Company (“Oklahoma Natural”), has advised this Commission that ONEOK is currently engaged in a process that will lead to the acquisition of an ownership interest in Compania Nacional de Gas, S.A. de C.V., a natural gas distribution business located in Piedras Negras, Mexico. In connection with such acquisition, ONEOK has requested this Commission to provide you the certification contemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended (“PUHCA”), for an exemption for a foreign utility company (“FUCO”).

As the State Commission having jurisdiction over the retail rates of Oklahoma Natural, the Commission hereby certifies that:

1)
it has the authority pursuant to Oklahoma Constitution Article IX, Section 18, and Oklahoma Statutes, Title 17, Sections 152, et. seq., and the resources to protect the ratepayers of Oklahoma Natural, and

2)	it intends to exercise such authority.

This certification is intended to be applicable to the acquisition of an ownership interest in FUCOs by ONEOK or its current or future subsidiaries or affiliates. This certification is expressly conditioned on and is subject to being revised or withdrawn by this Commission, if it deems that action to be appropriate. ONEOK has represented that it will timely inform this Commission when ONEOK or its subsidiaries or affiliates acquires ownership in other FUCOs.

Sincerely,

/s/ Denise A. Bode

Denise A. Bode
Chairman

Exhibit A.1

(Letterhead of Kansas Corporation Commission)

November 26, 2002

Mr. Jonathon G. Katz, Secretary
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20036

Re:	ONEOK, Inc.

Dear Mr. Katz:

This letter is sent to you in response to a request from ONEOK, Inc., which operates as a natural gas public utility in Kansas as Kansas Gas Service, for a certification pursuant to the Public Utility Holding Company Act of 1935 at Section 33(a) that this commission has the authority and resources to protect ratepayers subject to our jurisdiction and that it intends to exercise its authority.

Please be advised that pursuant to Chapter 66 of the Kansas Statutes Annotated and rules and regulations adopted pursuant thereto and published in Volume 82 of the Kansas Administrative Regulations, the State Corporation Commission of the State of Kansas has the authority and also has the resources to protect the Kansas ratepayers of ONEOK. Inc., and it does now and expects to continue exercising such authority.

This certification is made with the understanding that it may be revised or withdrawn prospectively by written notice to you.

Should you have any questions or require additional information in this regard, don’t hesitate to contact me.

Sincerely,

/s/ Susan B. Cunningham
Susan B. Cunningham

Exhibit A.2

(Letterhead of Railroad Commission of Texas, Office of General Counsel)

November 22, 2002

Mr. Jonathan G. Katz, Secretary
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	ONEOK, Inc.

Dear Mr. Katz:

ONEOK, Inc., an Oklahoma corporation (“ONEOK”), has advised this Commission that it is presently engaged in a process which would result in ONEOK’s direct acquisition of the Texas assets of Southern Union Company, including the regulated local distribution assets, and its indirect acquisition of ownership interests in each of Compania Nacional de Gas, S.A. de C.V., and its related companies—Servicios Corparitivos Phenix, S.A. de C.V., Construcciones, Instalaciones y Asesorias, S.A, de C.V., and Materiales y Aparatos, S.A. de C.V. In connection with such activities, ONEOK has requested the Railroad Commission of Texas to provide you the certificate contemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C. 79, et seq.), which section was added to that Act by Section 715 of the Energy Policy Act of 1992.

As the State Commission that will have jurisdiction over the Texas retail gas rates of ONEOK, the Commission hereby certifies that it:

(i)	has the authority and resources to protect the rate payers of ONEOK, and

(ii)	intends to exercise such authority.

This certification is intended to be applicable with respect to the acquisition of ownership interests in Compania National de Gas, S.A. de C.V., and its related companies—Servicios Corparitivos Phenix, S.A. de C.V., Construcciones, Instalaciones y Asesorias, S.A. de C.V., and Materiales y Aparatos, S.A. de C.V., and such other foreign utility company ventures in which ONEOK or its current or future affiliates may seek to obtain an ownership interest, but is conditioned on and subject to being revised or withdrawn by this Commission as to any future acquisitions. ONEOK has represented that it will timely inform this Commission of any efforts by ONEOK or its affiliates to seek ownership interest in other foreign utility companies.

Sincerely,

/s/ Lindil C. Fowler, Jr.

Lindil C. Fowler, Jr.
General Counsel

EXHIBIT A.3